Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: December 31, 2001
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Kelly, Phillip E.	2. Issuer Name and Ticker or Trading Symbol VSOURCE, INC. (VSRC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Cheif Executive Officer
(Last) (First) (Middle) Unit 501, AXA Centre, 151 Gloucester Road	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 01/2002
(Street) Wanchai Hong Kong		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Exchangeable Notes	(1)	01/31/2002	S			$768,750	(1)	(1)	(1)	(1)	$768,750	$0	D	N/A
Exchangeable Notes	(1)	01/31/2002	P		$402,629		(1)	(1)	(1)	(1)	$402,629	$402,629	D	N/A
Warrants	$0.10	01/31/2002	P		1		01/31/2002	01/30/2007	Common	2,013,145	(1)	2	D	N/A
Explanation of Responses: (1) See Attachment 1
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Phillip E. Kelly **Signature of Reporting Person	02/07/2002 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2

Phillip E. Kelly Form 4--Attachment 1

$805,259 in principal and accrued interest on Exchangeable Promissory Notes (the "Series B Notes") held by Mr. Kelly, representing all of the Series B Notes held by Mr. Kelly, were repaid by Vsource, Inc. ("Vsource"). The Series B Notes were issued pursuant to an Exchangeable Note and Warrant Purchase Agreement dated July 12, 2001 between Vsource and the Purchasers set forth therein. The Series B Notes were repayable in accordance with their terms upon the termination of a letter of credit supporting Vsource's obligations under its reseller arrangements with Gateway, Inc.

$402,630 of Mr. Kelly's Series B Notes was repaid in cash and the remaining $402,629 was repaid through an exchange of Mr. Kelly's remaining Series B Notes for Exchangeable Promissory Notes (the "Series B-1 Notes") in a principal amount of $402,629 and warrants (the "Series B-1 Warrants") to purchase 2,013,145 shares of Vsource's common stock (the "Common Stock"). The Series B-1 Notes and Series B-1 Warrants were issued pursuant to an Exchangeable Note and Warrant Purchase Agreement dated January 28, 2002 between Vsource and the Purchasers set forth therein.

The Series B-1 Notes accrue interest at a rate of 10% per annum and have a maturity date of June 30, 2003. The Series B-1 Notes are convertible into Vsource's Convertible Promissory Notes (the "Series A Notes"), issued pursuant to a Convertible Note Purchase Agreement dated June 25, 2001, if the Series B-1 Notes are not repaid prior to August 15, 2002. At any time, a holder of a Series A Note may elect to convert the Series A Note into a number of shares of Series 3-A Convertible Preferred Stock (the "Series 3-A Preferred Stock") of Vsource determined by dividing the outstanding principal and interest on the Series A Note by $60. All Series A Notes shall be automatically so converted upon the election of the holders of Series A Notes representing 75% of the outstanding principal amount of all then-outstanding Series A Notes. The $60 conversion price described above is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, and (c) recapitalizations, reclassification or exchange. Each share of Series 3-A Preferred Stock to be issued upon conversion of a Series A Note is initially convertible at the option of the holder thereof into a number of shares of Common Stock determined by dividing the sum of $60 (as adjusted for stock splits, stock dividends and similar transactions) and all accrued but unpaid dividends on such share of Series 3-A Preferred Stock by $0.10, subject to adjustment in certain circumstances. Each share of Series 3-A Preferred Stock will automatically be converted into shares of Common Stock at the election of the holders of 75% of the outstanding shares of Series 3-A Preferred Stock. The conversion price is subject to customary adjustment in the event of (a) stock splits and or combinations, (b) certain dividends and distributions, (c) recapitalizations, reclassification or exchange, (d) reorganizations, mergers, consolidations or sales of assets, or (e) a sale of shares by Vsource below the conversion price of the shares of Series 3-A Preferred Stock.

The Series B-1 Warrants have an exercise price of $0.10 per share and expire in five years.
Page 3